Exhibit 12.01
HARTFORD LIFE INSURANCE COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months
	Ended June 30,	For the years ended December 31,
(In millions) (Unaudited)	2006	2005	2004	2003	2002

Earnings	$411	$1,116	$1,012	$794	$428
Add:
Fixed charges
Interest expense	—	—	—	—	—
Interest factor attributable to rentals	2	5	6	6	7

Total fixed charges	2	5	6	6	7

Interest credited to contractholders	834	1,679	1,658	1,055	974

Total fixed charges including interest credited to contractholders	836	1,684	1,664	1,061	981

Earnings, as defined	413	1,121	1,018	800	435

Earnings, as defined, including interest credited to contractholders	1,247	2,800	2,676	1,855	1,409

Fixed charges
Fixed charges above	2	5	6	6	7
Dividends on subsidiary preferred stock	—	—	—	—	—

Total fixed charges and preferred dividend requirements	2	5	6	6	7

Total fixed charges, interest credited to contractholders and preferred dividend requirements	836	1,684	1,664	1,061	981

Ratios

Earnings, as defined, to total fixed charges	206.5	224.2	169.7	133.3	62.1

Earnings, as defined, to total fixed charges and preferred dividend requirements	206.5	224.2	169.7	133.3	62.1

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	1.5	1.7	1.6	1.7	1.4

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders and preferred dividend requirements	1.5	1.7	1.6	1.7	1.4

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